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May 30, 2019

VIA EDGAR

Ms. Stacie Gorman

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT II, LLC Post-Qualification Amendment on Form 1-A Filed May 15, 2019

File No. 024-10843

Dear Ms. Gorman:

This letter is submitted on behalf of Fundrise Growth eREIT II, LLC (the “Company”) in response to verbal comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 28, 2019 with respect to Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-10843) filed with the Commission on May 15, 2019, relating to the Company’s offering of up to $1,643,533 in common shares (the “Post-Qualification Amendment”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Post-Qualification Amendment (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s verbal comments have been reproduced in italics herein with responses immediately following each comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Prior Performance Disclosure

1.	We note that you have removed your prior performance disclosure in the Post-Qualification Amendment. Please revise to include updated prior performance disclosure.

Ms. Stacie Gorman

Division of Corporation Finance

May 30, 2019

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure to include an updated prior performance summary and updated prior performance tables in Appendix A.

Our Investments – Page 107

2.	We note that you include an expected range of average annualized dividends to be paid in the future. Please revise to remove this expected dividend payment range, or provide support to show how you intend to make this dividend payment at the maximum amount disclosed.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised its disclosure to remove the range of expected average annualized dividend payments.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP